SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

November 1, 2005 TSX-VENTURE: SBX

PACIFIC GAS AND ELECTRIC COMPANY AND SEA BREEZE PACIFIC TO EXPLORE MAJOR NEW ELECTRIC
TRANSMISSION PROJECT

The Directors of the Company are pleased to announce that Pacific Gas and Electric Company and Sea Breeze Pacific West Coast Cable, LP, have agreed to study the possible development of an undersea electric transmission line that would enhance power supplies in northern California by connecting the region with sources of low-cost and renewable electricity in the Pacific Northwest.

Under the terms of a newly signed Memorandum of Understanding, the companies will work together to evaluate the possible development, design, construction, operation and ownership of the project, which would be the world’s longest undersea high-voltage direct current cable. If built, the 1,600-megawatt cable would stretch 650 miles from a substation near Portland, Oregon, to the San Francisco Bay Area.

California requires the state’s investor-owned utilities to acquire 20 percent of their purchased or generated energy from eligible renewable generation sources by 2010. The line would likely provide PG&E’s California utility customers more direct access to existing hydroelectric power from the Pacific Northwest, as well as future access to the vast, but as yet largely undeveloped, renewable wind energy resources of the Pacific Northwest and Western Canada.

“This project is an example of the innovative options PG&E is exploring today to serve customers better by strengthening infrastructure, creating savings through access to lower cost energy supplies, ensuring adequate power supplies, and minimizing environmental impacts,” said Stewart Ramsay, PG&E’S vice president of electric transmission.

“We are excited to be working with PG&E on creative infrastructure solutions utilizing state-of-the-art technology” said Brian Chernack, CEO of Sea Breeze Pacific.

“Creating a new, highly efficient transmission corridor along the West Coast will greatly facilitate rapid growth of clean energy generation in a region which has abundant renewable resources, but which are presently ‘stranded’ for lack of transmission,” noted John Tompkins, COO of Sea Breeze Pacific.

Sea Breeze Pacific West Coast Cable LP is a joint venture between Sea Breeze Power Corp. of Vancouver (TSXv: SBX) and Boundless Energy NW, Inc., of York Harbor, Maine. The two companies are also jointly developing two other 550-megawatt HVDC submarine cable projects, the Juan de Fuca Cable and the Vancouver Island Cable. The Vancouver Island Cable is proposed to operate between Greater Vancouver on the mainland of British Columbia and Greater Victoria, on the southern tip of Vancouver Island. The Juan de Fuca Cable would run between Greater Victoria and Port Angeles, Washington.

Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm in the world to receive planning approval. The Knob Hill Wind Farm is being designed for a nameplate capacity of 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. For more information about Sea Breeze Power Corp., please visit www.seabreezepower.com.

Boundless Energy NW, Inc. is an affiliate of York Harbor, Maine based Boundless Energy LLC. Boundless Energy LLC is the partner, founder and original transmission engineering principal of the Project Neptune undersea cable consortium, whose contract with Long Island Power Authority resulted in Energy Investors Funds providing equity funding for the installation of a 67-mile, 660-megawatt HVDC submarine transmission cable from northern New Jersey to central Long Island, New York. Debt for the project was arranged by Societe Generale. The Neptune Project cable is presently under construction with a target completion date of 2007.

Pacific Gas and Electric Company is one of the largest combination natural gas and electric utilities in the United States. The company, a subsidiary of PG&E Corporation, serves approximately 15 million people throughout a 70,000-square-mile service area in northern and central California.

ON BEHALF OF THE BOARD OF DIRECTORS

PAUL B. MANSON, President

For investor information please contact Ms. Shaye Richardson Email: investor@SeaBreezePower.com

Toll Free:	1-866-387-1240 ext.262
Voice:	604-689-2991 ext.262
Fax:	604-689-2990

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